June 27, 2008

Mr. Theodore L. Chandler, Jr.
Chairman and Chief Executive Officer
LandAmerica Financial Group, Inc.
5600 Cox Road
Glen Allen, VA 23060

      Re: LandAmerica Financial Group, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2007
              File No. 1-13990

Dear Mr. Chandler:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Financial Statements and Supplementary Data

Note 1: Summary of Significant Accounting Policies

Revenue Recognition, page 69

1.   You disclose that you record premium revenue from title policies issued through independent agents when the policies are reported by the agent. In MD&A on page 36 you disclose that the average delay in the closing and reporting of these

title policies by independent agents is 110 days. Also, in Note 9 on page 86 you indicate that as a result of an audit of the 2003 and 2004 tax years the IRS has proposed an adjustment of $35 million to your current tax liability apparently relating to this delay in reporting of premium revenues from your independent agents. Please explain to us why it is appropriate to record your premium revenue related to title policies issued through independent agents when the policies are reported to you instead of based on an estimate of when these policies are issued. Please reference for us the authoritative literature you rely upon to support your accounting.

Note 3: Investments, page 74

2.   You disclose here and in MD&A on page 51 that during the first quarter of 2007 you reclassified $142.6 million of your fixed-maturity securities from available-for-sale to trading securities. You also disclose in this note that trading investments are bought and held principally for the purpose of selling them in the near term, yet you appear to still hold these securities at March 31, 2008. Please revise your disclosure to explain why you reclassified these securities in 2007 and why you intend to sell them in the near term.

3.   On page 17 you disclose that substantially all of your fixed-maturity portfolio is investment grade. Please revise your disclosure here or in MD&A to clarify how much of your portfolio is below investment grade. In addition for the portion of your bond portfolio that is dependent on guarantees, please disclose the credit rating with and without the guarantee. Also, please disclose the exposure to guarantor default including any significant concentration in a guarantor, both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Theodore L. Chandler, Jr.
LandAmerica Financial Group, Inc.
June 27, 2008
Page 3

        In connection with responding to our comments, please provide, in your letter, a
statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

•   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

        If you have any questions, please contact Mark Brunhofer, Senior Staff
Accountant, at (202) 551-3638. In this regard, do not hesitate to contact me, at (202)
551-3679.

                                        Sincerely,

                                        Jim B. Rosenberg
                                        Senior Assistant Chief
                                        Accountant